Exhibit 12

Ratio of Earnings to Fixed Charges Computation

	Year Ended December 31,
	2005		2004		2003		2002	2001
	(In millions except ratio of earnings to fixed charges)

Earnings:
Income from continuing operations before income taxes and minority interest	$248.7		$113.8		$104.5		$0.3	$137.5
Portion of rents representative of interest expense	8.7		6.1		5.9		3.0	6.1
Interest on indebtedness, including amortization of deferred loan costs	88.1		103.3		116.0		124.0	126.5
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(5.6)		(3.8)		(2.8)		(2.1)	(2.0)

Earnings, as adjusted	$339.9		$219.4		$223.6		$125.2	$268.1

Fixed Charges:
Portion of rents representative of interest expense	$8.7		$6.1		$5.9		$3.0	$6.1
Interest on indebtedness, including amortization of deferred loan costs	88.1		103.3		116.0		124.0	126.5
Capitalized interest	0.5		1.2		1.2		1.9	19.0

Total fixed charges	$97.3		$110.6		$123.1		$128.9	$151.6

Ratio of earnings to fixed charges	3.49	x	1.98	x	1.82	x	—	1.77	x

For the year ended December 31, 2002, our earnings were inadequate to cover our fixed charges by $3.7 million.